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                              December 12, 2023

       Hung To Pau, Ph.D.
       Chief Executive Officer
       Advanced Biomed Inc.
       689-87 Xiaodong Road
       Yongkang District
       Tainan, Taiwan

                                                        Re: Advanced Biomed
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed December 5,
2023
                                                            File No. 333-272110

       Dear Hung To Pau:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30, 2023 letter.

       Amendment No. 7 to Form S-1

       Exhibits

   1.                                                   We note that you have
included as Exhibit 8.1 the opinion of AllBright Law
                                                        Offices, which is dated
August 28, 2023, and that the opinion is "limited to PRC Laws of general application on
the date hereof." We also note that your registration statement here contains updated
disclosure regarding opinions you have received from AllBright Law
                                                        Offices since your
amendment filed on August 28, 2023, and subsequent amendments, such as with respect to
the CSRC Trial Measures. Please provide an updated opinion and consent of counsel.
 Hung To Pau, Ph.D.
FirstName LastNameHung    To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany12,
December  NameAdvanced
              2023        Biomed Inc.
December
Page 2    12, 2023 Page 2
FirstName LastName
       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Fang Liu, Esq.